FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 9, 2024, announcing that Gilat Receives Over $10M Contract Extension for Cellular Backhaul Services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 9, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Receives Over $10M Contract Extension for Cellular
Backhaul Services

Connecting over 800 sites and providing high speed connectivity to over 1 million people in rural areas in Peru

Petah Tikva, Israel, July 9th 2024 —Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Gilat received a follow-on 6 year order for over $10M from Internet Para Todos (IPT) to deliver Cellular Backhaul services across rural areas in Peru.

IPT is a sustainable global collaborative initiative between Telefónica, Meta, IDB Invest and The Latin America Development Bank (CAF) to bridge the digital divide in Latin America under a sustainable model that would allow them to overcome the obstacles of bringing connectivity to rural and geographically complex areas.

Building on previous contracts, Gilat will enhance its 4G Cellular Backhaul services with IPT over terrestrial networks across the 700 sites in six regions that Gilat operates across Peru and 100 new sites in the Peruvian jungle.  This improvement will provide access to high-speed terrestrial connectivity to over 1 million more people living in rural areas.

“We are excited to have closed this significant agreement, which will allow us to continue connecting Peruvians in rural areas in a sustainable way” said Teresa Gomes De Almeida, General Manager of IPT. “We are very pleased to have found a partner that shares our vision of closing gaps and fostering inclusive development, ensuring that all Peruvians have access to the opportunities offered by connectivity.”

"We are deeply honored to continue our collaboration with IPT in addressing the technical and economic obstacles to bridging the digital divide and boosting connectivity in rural regions," stated Arieh Rohrstock, Corporate SVP and General Manager of Gilat Peru. “This vote of confidence in Gilat’s expertise and abilities to both improve internet speeds and extend coverage to hundreds of rural villages aligns with our vision of the right of all people to be connected.”

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://gilat.com/

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com